September 22, 2009

Mr. Justin T. Dobbie
Attorney-Adviser
Securities and Exchange Commission
Division of Corporation Finance - Mail Stop 4720
Washington, DC  20549

RE:         Wesbanco, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 000-08467

Dear Mr. Dobbie:

Please consider this letter to be our supplemental response to the comment letter provided by the staff concerning the above-referenced filings of Wesbanco, Inc. (the “Corporation”) for the periods noted.  In order to assist you in reviewing our response, we will repeat the comment, followed by our response, to the item noted in your comment letter of September 15, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11.  Executive Compensation

Individual Performance Targets, page 18 of Definitive Proxy Statement on Schedule 14A

1.
We note your response to comment 2 in our letter dated August 19, 2009.  Based on the information presented in your response and the disclosure in your proxy statement, we are unable to agree with your conclusion that the individual performance targets were not material.  We therefore reissue comment 2.

Response:

You will find attached herewith a detailed schedule disclosing the individual performance targets for 2008 that were established by the Compensation Committee.  The enclosed table includes the information for four of the six officers included in the Summary

                                                 WesBanco, Inc.
                                                 1 Bank Plaza
                                                 Wheeling, WV 26003-3562
                                                                                                        (304) 234-9000
                                                 Fax: (304) 234-9450

Mr. Justin T. Dobbie
September 22, 2009

Compensation Table.  One individual named in the table, Ralph E. Coffman, was not eligible for incentive compensation under the program during calendar year 2008.  A second officer, Kristine N. Molnar, elected to go to part-time status during calendar year 2008 and was not eligible to participate in the incentive program by reason of that change in status. The ineligibility of Mr. Coffman and Ms. Molnar to participate in the Corporation’s 2008 incentive compensation program was disclosed in the Proxy Statement.

Should you have any additional questions concerning the individual performance targets noted herein, please don’t hesitate to contact the undersigned at your convenience.

Yours very truly,

WESBANCO, INC.

By /s/ Paul M. Limbert_____________
      Paul M. Limbert, Its President & CEO

PML/mmr
Enclosure

WESBANCO, INC.
INCENTIVE PROGRAM
December 31, 2008

	Base Target	Bonus	Performance		Incentive	2008 Threshold	2008 Target	2008 Maximum	Annualized Results @	Total Resultant	Overall
Name	Bonus	%	Targets		Weighting	85%	100%	115%	12/31/2008	Incentive	Limitation
Limbert	$360,000	50%	ROA	Wesbanco	20%	0.78%	0.92%	1.06%	0.72%	$
			ROE	Wesbanco	30%	7.02%	8.26%	9.50%	6.37%
			E.P.S.	Wesbanco	30%	$1.56	$1.84	$2.12	$1.42	_______
			Comm. Discretion	Wesbanco	20%				0%	$______	$180,000
					100%
Powell	$256,007	45%	ROA	Wesbanco	20%	0.78%	0.92%	1.06%	0.72%	$
			ROE	Wesbanco	30%	7.02%	8.26%	9.50%	6.37%
			E.P.S.	Wesbanco	30%	$1.56	$1.84	$2.12	$1.42	_______
			Comm. Discretion		20%				0%	$______	$115,203
					100%
Young	$227,990	45%	ROA	Wesbanco	20%	0.78%	0.92%	1.06%	0.72%	$
			ROE	Wesbanco	30%	7.02%	8.26%	9.50%	6.37%
			E.P.S.	Wesbanco	30%	$1.56	$1.84	$2.12	$1.42	_______
			Comm. Discretion		20%				0%	$______	$102,596
					100%
Schmitt	$218,001	45%	ROA	Wesbanco	10%	0.78%	0.92%	1.06%	0.72%	$
			ROE	Wesbanco	10%	7.02%	8.26%	9.50%	6.37%
			E.P.S.	Wesbanco	10%	$1.56	$1.84	2.12%	$1.42
			Gross trust revenue	Departmtl	10%	$14,705,000	$17,300,000	$19,895,000	$14,883,000	8,439.47
			WesMark-Bond- WV Mun=1 Gov=3	Quartile	10%	2	2	1	1	11,281.55
			WesMark-Balanced	Quartile	10%	2	2	1	1	11,281.55
			WesMark-Small Cap	Quartile	10%	2	2	1	2	9,810.05
			Wes-Mark-Growth	Quartile	10%	2	2	1	2	9,810.05
			Comm. Discretion		20%				20%	19,620.09
					100%					70,242.76	$98,100